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                           January 4, 2024

       Ram Mukunda
       President and Chief Executive Officer
       IGC Pharma, Inc.
       10224 Falls Road
       Potomac, MD 20854

                                                        Re: IGC Pharma, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 29,
2023
                                                            File No. 333-276330

       Dear Ram Mukunda:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Dickerson at 202-551-8013 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Spencer G. Feldman,
Esq.